Exhibit 17.1

April 13, 2010

Forgehouse, Inc.
1906 Berkeley Avenue
Los Angeles, California 90026

Attn: Board of Directors

I, Philip Mann, hereby tender and submit my resignation as assistant secretary and as a director of Forgehouse, Inc., a Nevada corporation (“Company”); such resignation to be effective on this 13th day of April 2010. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Philip Mann
Philip Mann